UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bionano Genomics, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09075F107

(CUSIP Number)

August 21, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09075F107	SCHEDULE 13G	Page 2 of 5

(1)	Names of reporting persons WEALTH STRATEGY HOLDING LIMITED
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization HONG KONG SAR
Number of	(5) Sole voting power 1,950,000[1]
shares beneficially owned by	(6) Shared voting power
each reporting person	(7) Sole dispositive power 1,950,000[1]
with:	(8) Shared dispositive power
(9)	Aggregate amount beneficially owned by each reporting person 1,950,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 15.13%
(12)	Type of reporting person (see instructions) FI

1 By virtue of being the controlling shareholder and/ / or director of the Reporting Person, Mr. Kung Hung Ka may be deemed to have sole voting and dispositive power with respect to these shares.

CUSIP No. 09075F107	SCHEDULE 13G	Page 3 of 5

Item 1.

(a)Name of Issuer:

Bionano Genomics, Inc

(b)	Address of Issuer's Principal Executive Offices:

9540 Towne Centre Drive, Suite 100

San Diego, California 92121

Item 2.

(a)	Name of Person Filing:

WEALTH STRATEGY HOLDING LIMITED

(b)Address of Principal Business Office or, if none, Residence:

WEALTH STRATEGY HOLDING LIMITED

Level 12,

International Commerce Centre,

1 Austin Road West,

Kowloon, Hong Kong

(c)Citizenship:

Hong Kong

(d)Title of Class of Securities:

Common Stock

(e)CUSIP Number:

09075F107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

(a)	Amount beneficially owned:

975,000 shares, including warrants to acquire 975,000 shares

(b)	Percent of class:

15.13%

(c)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote: 1,950,000

(ii)Shared power to vote or to direct the vote:

(iii)Sole power to dispose or to direct the disposition of: 1,950,000

(iv)Shared power to dispose or to direct the disposition of:

CUSIP No. 09075F107	SCHEDULE 13G	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

CUSIP No. 09075F107	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 December 14, 2018

Date

/s/ Ken Tsang

Ken Tsang

Title: Compliance Officer